Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following Public Interest Statement was posted by Comcast on its website:

PUBLIC INTEREST STATEMENT

I.	INTRODUCTION

When the transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“TWC”) was announced, Comcast stated its intention to reduce the combined company’s video subscribers by approximately three million so that the number of Comcast’s managed residential video subscribers would be less than 30 percent of the total U.S. multichannel video programming distributor (“MVPD”) market.  The proposed spin-off of Comcast cable systems into a new, independent, publicly traded cable company (“SpinCo”)1 is one of three related transactions that together exceed that offer by divesting Comcast of almost four million residential video subscribers.

The newly created SpinCo will serve approximately 2.5 million legacy Comcast video subscribers in geographically aligned systems located in the Midwest and Southeast.  Immediately following the closing of the spin-off, Charter Communications, Inc. (“Charter”) will acquire approximately one-third of the equity of SpinCo, with the remainder owned by Comcast shareholders at the time of closing (including former TWC shareholders).  Comcast itself will

1 At least initially, SpinCo will be named “Midwest Cable LLC.”

have no ownership interest in or management or control of SpinCo after the spin-off is complete and, for the first eight years thereafter, will be prohibited from owning more than 1 percent of SpinCo’s shares.

The SpinCo transaction will create substantial public interest benefits.  While SpinCo will be a new company, it will be larger than all but four other cable companies in the United States and will have a tightly integrated, contiguous service footprint.  This scale and geographic scope will facilitate investment in innovation and high-quality services within SpinCo’s footprint.  From the outset, SpinCo will be well positioned to compete aggressively in the highly competitive markets for high-speed Internet, voice, and video services.  Through a services agreement (“SA”) with Charter, SpinCo will be able to take advantage of Charter’s expertise in technology and provision of services, further ensuring that SpinCo will be able to provide excellent products and services to its customers.  That arrangement, together with Charter’s financial investment in SpinCo, also will enable SpinCo to leverage Charter’s scale and scope—spurring joint investment in innovation, lowering shared input costs, and enhancing each company’s ability to offer high-quality programming and advanced communications services.

The SpinCo transaction will produce no public interest harms.  Because the divestiture to SpinCo maintains exactly the same number of MVPDs in the regions SpinCo will serve, it will have no anticompetitive impact.  In short, the public interest benefits of the SpinCo transaction more than justify its approval.

II.	DESCRIPTION OF THE TRANSACTION

A.	Parties To The Application

1.	Comcast

Comcast Corporation is a global media and technology company with two primary businesses—Comcast Cable and NBCUniversal—and approximately 136,000 employees.  Comcast’s network facilities cover portions of 39 states and the District of Columbia.

Comcast Cable is a leading provider of video, high-speed Internet, digital voice, and other next-generation services and technologies to millions of residential customers and small and medium-sized businesses.  Comcast currently owns and operates cable systems serving approximately 22.6 million video customers, including residential and business customers.  It also delivers high-speed Internet service to approximately 21.1 million customers, including residential and business customers.  Using voice over Internet protocol (“VoIP”) technology, Comcast provides facilities-based, digital-quality phone service to approximately 10.9 million customers, including residential and business customers.  Comcast also owns NBCUniversal, a global media, news, and entertainment company that operates the NBC and Telemundo broadcast television networks, national and regional cable networks, and local NBC and Telemundo broadcast stations, in addition to film and television production studios, theme parks, and online services.

2.	SpinCo

As part of this transaction, Comcast will form SpinCo and spin it off to Comcast shareholders, thereby establishing a new, publicly traded cable company that will have a seasoned management team, an advantageous footprint, and sufficient scale, enabling it to compete vigorously to provide voice, Internet, and video services to residential and business customers.  Charter will make available to SpinCo an array of services under a three-year agreement (with automatic renewals for one-year terms unless terminated by either party).  In conjunction with the SA between SpinCo and Charter, a temporary transition services agreement between SpinCo and Comcast will ensure that the customers moving from Comcast to SpinCo experience minimal disruption of service.  Charter will acquire an approximate one-third stake in SpinCo, which it will obtain from Comcast shareholders (including former TWC shareholders) in exchange for Charter stock representing an approximate 13 percent stake in Charter (as of the time the SpinCo transaction was announced).  The rest of SpinCo’s equity will be held by Comcast shareholders (including former TWC shareholders) as of the closing of the spin-off.

Comcast itself will not own shares in Charter or SpinCo following the closing of the spin-off and will be prohibited, for the first eight years thereafter, from owning more than 1 percent of SpinCo’s shares.  In short, SpinCo will be entirely independent of Comcast.  It will have a nine-person board of directors, with six independent directors and three directors designated by Charter.  Nor will Charter have control of SpinCo.  Charter will be prohibited from increasing its stake in SpinCo for the first two years following the closing of the spin-off and, absent approval from SpinCo’s non-Charter appointed directors or its non-Charter shareholders, from owning more than 49 percent of the company for the first four years following the closing of the spin-off.

Charter will have strong incentives to see SpinCo prosper, and SpinCo will enjoy significant benefits from utilizing Charter’s expertise, technology, and increased scale.  In exchange for the ability to use any and all services set forth in the SA, SpinCo will make quarterly payments equal to 4.25 percent of SpinCo’s quarterly gross revenues, plus the cost of the services rendered.  SpinCo’s success is thus further supported by the fact that SpinCo has strong incentives to use Charter’s services, and Charter will be highly motivated to increase

SpinCo’s gross revenues.  Finally, as discussed below, SpinCo will be led by a robust and seasoned team of industry veterans.

3.	Charter

Charter Communications, Inc. is a Delaware corporation, headquartered in Stamford, Connecticut, whose shares are publicly traded on the NASDAQ Global Select Market.  Charter operates in 29 states, employs more than 21,000 people, and provides traditional cable video services (basic and digital), advanced video services, high-speed Internet services, and voice services to more than six million residential and business customers.

Charter serves approximately 4.2 million residential video customers—93 percent of whom subscribe to digital video service.  Charter has launched an aggressive all-digital initiative, which it expects to complete by the end of this year, and it recently began market trials of a new, cloud-based user interface for its TV platform.  Charter also serves approximately 4.5 million residential Internet customers, offering one of the fastest cable Internet services available, with download speeds up to 100 Mbps.  Charter has invested significantly in its broadband network and offerings by, for instance, deploying DOCSIS 3.0 wideband technology across approximately 94 percent of its footprint.  In addition, Charter provides advanced voice services to approximately 2.3 million residential customers, primarily using VoIP technology.  Voice service typically includes unlimited local and long distance calling in the United States, Canada, Puerto Rico, the U.S. Virgin Islands, and Guam, as well as various advanced features such as voicemail, call waiting/forwarding, anonymous caller rejection, three-way calling, and caller ID.

Charter Business, which has approximately 581,000 commercial primary service units, provides scalable, tailored communications solutions, including advanced video services, broadband Internet access, business voice services, data networking, and “last-mile” fiber connectivity to cellular towers and office buildings.  Through its advertising sales division,

Charter Media, the company also provides local, regional, and national businesses with the opportunity to advertise on cable television networks in individual markets.

B.	The Transactions

This transaction is one of three transactions between Comcast and Charter that are contingent upon the regulatory approval and closing of the Comcast-TWC transaction.  In this transaction, after the close of the Comcast-TWC transaction, Comcast will contribute to SpinCo assets and liabilities associated with cable systems serving approximately 2.5 million legacy Comcast video customers, along with two local channels,2 in Alabama, Georgia, Illinois, Indiana, Kentucky, Michigan, Minnesota, Ohio, Tennessee, Virginia, and Wisconsin.  Comcast will then spin-off SpinCo by distributing shares of SpinCo to the shareholders of Comcast, thereby establishing SpinCo as a new, independent, publicly traded cable company.

As part of the SpinCo transaction, Charter will form a holding company (“New Charter”).  At the closing of the SpinCo transaction, a direct, wholly owned subsidiary of New Charter (“Merger Sub 2”) will merge with SpinCo and then cease to exist as a separate corporate entity.  Contemporaneously with the merger, New Charter will acquire an approximate 33 percent interest in SpinCo from pro forma Comcast shareholders.  Comcast shareholders (including former TWC shareholders) will hold the remaining approximate 67 percent of SpinCo.  Comcast will thereafter have no debt or equity interest in SpinCo or Charter.

The Parties are also separately seeking approval for Comcast to divest to Charter cable systems serving approximately 1.5 million former TWC video customers and for an exchange in which approximately 1.5 million former TWC video customers will be transferred to Charter and

2 These two local programming channels are:  (1) the Comcast Television Network, which primarily serves systems in Michigan; and (2) Hoosier TV, which primarily serves systems in Indiana.

approximately 1.6 million Charter video customers will be transferred to Comcast.  As a result of these transactions, Charter will own, or provide services under contract to, cable systems serving approximately 8.3 million video customers. These three transactions will (1) make good on, and in fact exceed, Comcast’s offer to divest cable systems serving approximately three million customers, (2) create a new company with a rational and geographically well-aligned footprint and strong leadership and support, and (3) rationalize Comcast’s footprint while allowing SpinCo and Charter to benefit from their contiguous geography.  These benefits, in turn, will result in greater efficiencies, and ultimately allow all three companies to better compete with regional telecommunications company (“telco”) video providers, other incumbent local exchange carriers (“ILECs”), national direct-broadcast satellite (“DBS”) providers, and other providers in the competitive markets for video, high-speed Internet, and voice services within their respective territories.

Because the Transactions are contingent upon Commission approval and the closing of the Comcast-TWC transaction, the Parties request that the Commission consider and process these applications contemporaneously with the Comcast-TWC transaction applications in a single pleading cycle.3

III.	THE COMMISSION’S PUBLIC INTEREST STANDARD

Pursuant to Sections 214(a) and 310(d) of the Communications Act, the Commission will approve a transfer of control of authorizations and licenses upon a showing that it would not violate any statute or rule, and that it would serve the “public interest, convenience and

3 The Parties note that the Commission has not issued the Public Notice for the Comcast-TWC transaction in light of an earlier such request.  See Letter from Kathryn A. Zachem, Comcast, to Marlene H. Dortch, FCC, MB Docket No. 14-57, at 1 (Apr. 30, 2014); Letter from Kathryn A. Zachem, Comcast, to Marlene H. Dortch, FCC, MB Docket No. 14-57, at 3 (May 7, 2014).

necessity.”4  In reviewing proposed transfers under this “public interest” standard, the FCC balances the potential public interest benefits of the transaction against its potential harms and, where potential harms appear less likely or less substantial, a lesser showing of public interest benefits suffices.5

The Commission has also repeatedly emphasized that a specific license-transfer proceeding must be focused on transaction-specific harms and benefits and is not a forum for parties to air pre-existing disputes or industry-wide policy concerns.6  Thus, in the absence of

4 In re Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations from MediaOne Group, Inc., Transferor, to AT&T Corp., Transferee, Memorandum Opinion and Order, 15 FCC Rcd 9816, 9820 ¶ 8 (2000) (“AT&T-MediaOne Order”); In re Applications of SOFTBANK CORP., Starburst II, Inc., Sprint Nextel Corp., and Clearwire Corp. for Consent to Transfer Control of Licenses and Authorizations; Petitions for Reconsideration of Applications of Clearwire Corp. for Pro Forma Transfer of Control, Memorandum Opinion and Order, Declaratory Ruling, and Order on Reconsideration, 28 FCC Rcd 9642, 9650–51 ¶ 23 (2013) (“Softbank-Sprint Order”); In re Applications of AT&T Inc. and Atlantic Tele-Network, Inc. for Consent To Assign or Transfer Control of Licenses and Authorizations, Memorandum Opinion and Order, 28 FCC Rcd 13670, 13,677–78 ¶ 12 (2013) (“AT&T-ATN Order”); In re Applications Filed for Transfer of Control of Insight Commc’ns Co. to Time Warner Cable Inc., Memorandum Opinion and Order, 27 FCC Rcd 497, 499–500 ¶ 7 (2012) (“Insight-TWC Order”); In re Applications filed by Qwest Commc’ns Int’l Inc. and CenturyTel, Inc. d/b/a CenturyLink for Consent to Transfer of Control, Memorandum Opinion and Order, 26 FCC Rcd 4194, 4198–99 ¶ 7 (2011) (“CenturyLink-Qwest Order”); In re Applications for Consent to the Assignment and/or Transfer of Control of Licenses from Adelphia Commc’ns Corp. (and Subsidiaries, Debtors-In-Possession), Assignors, to Time Warner Cable Inc. (Subsidiaries), Assignees, Adelphia Commc’ns Corp. (and Subsidiaries, Debtors-In-Possession), Assignors and Transferors, to Comcast Corp. (Subsidiaries), Assignees and Transferees, Memorandum Opinion and Order, 21 FCC Rcd 8203, 8217–18 ¶ 23 (2006) (“Adelphia Order”).

5 In re Applications of AT&T Inc. & Cellular S., Inc. for Consent To Assign Licenses Covering Parts of Alabama, Georgia, and Tennessee, Memorandum Opinion and Order, 28 FCC Rcd 12,328, 12,335, ¶ 16 (2013); In re Applications of AC BIDCO, LLC, GOGO Inc., & LIVETV, LLC for Consent To Assign Commercial Aviation Air-Ground Radiotelephone (800 MHz band) License, Call Sign WQFX729, Memorandum Opinion and Order, 28 FCC Rcd 3362, 3370, ¶ 23 (2013) (“AC BIDCO Order”).

6 E.g., In re Applications of Comcast Corp., General Elec. Co. & NBCUniversal, Inc. for Consent to Assign Licenses and Transfer Control of Licenses, Memorandum Opinion and Order, 26 FCC Rcd 4238, 4313, ¶ 180 & n.471 (2011) (“Comcast-NBCU Order”).

market overlap or other transaction-specific concerns, the Commission has approved transfers upon summary explanations of the benefits to be achieved through the proposed transaction.7

IV.	THE SPINCO TRANSACTION WILL GENERATE SUBSTANTIAL PUBLIC INTEREST BENEFITS.

SpinCo will be a highly effective competitor in local and regional markets, providing broadband Internet, voice, and video services to both residential and business customers and advertising services to commercial customers.8

A.	SpinCo Will Have The Scope, Scale, And Leadership To Foster Substantial Public Interest Benefits.

The divestiture of Comcast cable systems through the SpinCo transaction fulfills part of Comcast’s offer to maintain its share of managed residential video subscribers below 30 percent of all nationwide MVPD subscribers—the prior cap under the Commission’s twice-rejected cable horizontal ownership rules9—following the Comcast-TWC transaction.  The SpinCo transaction and associated SA ensure that divested customers will be well served by a company with a compact, geographically rational footprint and scale and leadership in its own right that will enable it to compete aggressively on price, quality, innovation, and service with ILECs, other telco video providers, DBS providers, and other service providers.  These are precisely the kinds of benefits the Commission has credited in approving other transactions.10

7 See, e.g., AC BIDCO Order, 28 FCC Rcd at 3370–71 ¶ 25; see also Insight-TWC Order, 27 FCC Rcd at 507–08 ¶¶ 23–24.

8 The temporary transition services agreement between SpinCo and Comcast will ensure that these customers experience minimal (if any) disruption of service.

9 See Comcast Corp. v. FCC, 579 F.3d 1, 9 (D.C. Cir. 2009); Time Warner Entm’t Co., L.P. v. FCC, 240 F.3d 1126, 1136 (D.C. Cir. 2001).

10 See Insight-TWC Order, 27 FCC Rcd at 509 ¶ 26 (“The combined company’s broader service footprint, increased operating efficiencies, and greater scale and scope create a potentially stronger competitor to the incumbent LEC.”); Adelphia Order, 21 FCC Rcd at 8312–13 ¶¶ 256–259; In re General

The systems SpinCo will acquire in the transaction will position SpinCo to be a significant player in the MVPD market on day one.  With approximately 2.5 million video customers, SpinCo will be one of the top ten MVPDs and one of the five largest cable companies in the United States—similar in size to Cablevision, which serves 2.8 million customers.  SpinCo will benefit from the advanced network architecture Comcast has deployed throughout its systems over recent years, including a complete system migration to all-digital and full deployment of DOCSIS 3.0, enabling Comcast to offer some of the industry’s fastest broadband speeds.  Many existing, experienced Comcast field personnel who have been operating the systems will come on board as part of the spin-off and ensure continued high quality operation.  Under the SA with Charter, SpinCo also will enjoy considerable technology resources that will ensure its ability to provide world-class video, broadband, and voice services to residential and business customers in its footprint.  Consequently, SpinCo will be poised to develop an even stronger presence in the market going forward.

SpinCo’s leadership team, which will be comprised of industry veterans, will guide this effort.  Michael Willner, a 40-year cable industry veteran and former Insight Communications, Inc. co-founder and CEO, will serve as President and CEO of SpinCo.  Tom Rutledge, President

Motors Corp. & Hughes Elec. Corp., Transferors, and News Corp., Transferee, for Authority to Transfer Control, Memorandum Opinion and Order, 19 FCC Rcd 473, 620 ¶ 344 (2004) (“News Corp. Hughes Order”) (“[W]e believe that the transaction is likely to enable the merged entity to achieve certain economies of scale and scope, particularly in R&D, that absent the transaction the parties individually could not have achieved.”); In re Applications for Consent to the Transfer of Control of Licenses from Comcast Corp. and AT&T Corp., Transferors, to AT&T Comcast Corp., Transferee, Memorandum Opinion and Order, 17 FCC Rcd 23,246, 23,317 ¶ 184 (2002) (“Comcast-AT&T Broadband Order”) (“We also agree with the Applicants that the greater scale and scope of the merged entity is likely to spur new investment. The development and deployment of new technologies often entails a significant up-front, fixed investment. The merged company should have a greater ability to spread those fixed costs across a larger customer base, which should in turn foster incentives for investment by the merged entity, as well as other businesses that seek to sell equipment, technology, and services to the merged entity.”), aff’d, Consumer Fed’n of Am. v. FCC, 348 F.3d 1009 (D.C. Cir. 2003).

and CEO of Charter, will serve as Chairman of SpinCo’s Board of Directors, a non-executive position.  Mr. Rutledge will be joined by a team of industry-leading directors, including Rick D’Avino, Dennis S. Hersch, Wendell F. Holland, Greg Doody, James Chiddix, Gregory Maffei, and Christopher L. Winfrey (with an additional director to be named).11  Together, they will assemble a team of seasoned executives who will shepherd SpinCo’s delivery of high-quality, advanced services, and establish its reputation for high-return investment and innovation.

1.	SpinCo’s Geographically Rationalized Systems And Ability To Use Charter’s Services Will Bring Significant Benefits For Customers.

The Commission has recognized that geographic rationalization—i.e., the “clustering” of cable systems to serve geographically aligned communities—creates operational, procurement, and marketing efficiencies.12  It also has found that such cable “clustering” can substantially benefit consumers by strengthening cable companies that compete with ILECs, whose much larger service areas provide them with a competitive advantage not only in offering voice, Internet, and business services, but also increasingly in offering robust video services.13  The

11 The biographies of the SpinCo Directors are provided in Exhibit A.

12 See Insight-TWC Order, 27 FCC Rcd at 507–08 ¶¶ 23–24; Adelphia Order, 21 FCC Rcd at 8318, 8320 ¶¶ 271, 276; In re Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Thirteenth Annual Report, 24 FCC Rcd 542, 629 ¶ 180 (2009); In re Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Eighth Annual Report, 17 FCC Rcd 1244, 1252 ¶ 14 (2002) (“By clustering their systems, cable operators may be able to achieve efficiencies that facilitate the provision of cable and other services, such as telephony.”); In re Implementation of § 11(c) of the Cable Television Consumer Protection and Competition Act of 1992, Horizontal Ownership Limits, Third Report and Order, 14 FCC Rcd 19,098, 19,124 ¶ 63 (1999); In re Implementation of Sections 11 and 13 of the Cable Television Consumer Protection and Competition Act of 1992, Horizontal and Vertical Ownership Limits, Second Report and Order, 8 FCC Rcd 8565, 8573 ¶ 17 (1993), aff’d in part, rev’d in part, Time Warner Entm’t Co., L.P. v. FCC, 240 F.3d 1126 (D.C. Cir. 2001).

13 See Insight-TWC Order, 27 FCC Rcd at 508 ¶ 24 (noting that, “in addition to improving marketing efficiencies and reducing costs, the Commission has found that clustering can result in increased facilities-based options for customers in geographic areas that are larger than a cable franchise area.  These increased options . . . can make cable operators more effective competitors to LECs, whose local

Federal Trade Commission has likewise concluded that geographic alignment “enables cable firms to realize economies of scale associated with providing cable service in contiguous areas” and to “lower several categories of costs, such as management, administrative and marketing costs, as well as the expense of providing system upgrades.”14  Moreover, the Commission has noted that divestiture of clustered assets can lead to substantial public interest benefits where the acquirer is a new market entrant, or a regional, local, or rural provider of the divested services.15

These benefits are present here.  SpinCo will own valuable systems, concentrated primarily in Alabama, Indiana, Kentucky, Michigan, Minnesota, and Tennessee.  It will also have a strong presence in important Midwestern population centers, including Detroit, service areas are usually much larger than a franchise area.” (footnote omitted)); Adelphia Order, 21 FCC Rcd at 8320 ¶ 276 (reiterating “the Commission’s previous findings that clustering could better position cable operators as potential providers of [telephony] service,” and finding consumer benefit “to the extent that the transactions, through clustering or through the proposed upgrades and deployment schedules, result in the addition of competitive, facilities-based telephony service in” the relevant service areas); In re Annual Assessment of the Status of Competition in Markets for the Delivery of Video Programming, Sixth Annual Report, 15 FCC Rcd 978, 1051, ¶¶ 161–162 (2000) (“Sixth Video Programming Report”); In re Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Fifth Annual Report, 13 FCC Rcd 24,284, 24,371 ¶ 144 (1998) (“[C]lustering makes cable providers a more effective competitor to LECs whose service areas are usually larger than a single cable franchise area.”).

14 Sports Programming and Cable Distribution:  The Comcast/Time Warner/Adelphia Transaction Hearing Before the S. Comm. on the Judiciary, 109th Cong. 4 (2006) (prepared statement of Michael Salinger, Dir. Bureau of Economics, Federal Trade Commission); see also id. (explaining that geographic clustering positions cable companies “to compete with local telephone companies and other providers in the delivery of home and video service”), available at http://www.ftc.gov/sites/default/files/documents/public_statements/prepared-statement-federal-trade-commission-sports-programming-and-cable-distribution/p052103sportsprogrammingandcabledistributiontestimonysenate12062006.pdf.

15 Cellco Order, 23 FCC Rcd at 17,518, ¶ 162 (explaining that divestiture can achieve external public interest benefits—e.g., where the divestor adopts mechanisms to assist “regional, local, and rural wireless providers, new entrants, small businesses, and businesses owned by minorities or socially disadvantaged groups . . . in acquiring the Divestiture Assets” (emphases added)); see also In re Applications of AT&T & Atl. Tele-Network, Inc. for Consent To Transfer Control of and Assign Licenses and Authorizations, Memorandum Opinion and Order, 28 FCC Rcd 13,670, 13,689–90 ¶ 41 (2013) (noting with approval the Department of Justice’s determination that “service providers may benefit from potential efficiencies from serving a larger geographic area, and are likely to be more competitive when serving contiguous areas”).

Minneapolis/St. Paul, Indianapolis, and Grand Rapids.  The geographic concentration of SpinCo’s systems, particularly if sharing services with Charter’s systems, will foster operational and marketing efficiencies, ensuring that SpinCo can deliver high-quality, innovative services to its new customers at competitive prices.  This clustering also will reduce the cost of delivering services over fixed networks and improve returns on additional investments in physical infrastructure and associated labor.16  For example, clustering will minimize driving distances to and between customers, enabling SpinCo’s workforce (including any functions outsourced to Charter under the SA) to respond quickly to customer care requests, and it will allow new facilities with advanced technologies to reach more consumers.  It also will reduce the costs of delivering services in cloud-based IP format, thereby facilitating a transition of services to IP.17

Moreover, under the SA, Charter will provide a robust array of services and support to SpinCo, under the supervision and authority of SpinCo’s independent executive management team, including in the following areas:

➢	Programming management services
➢	Procurement
➢	Product development and strategy
➢	Internet connectivity
➢	Fiber connectivity, collocation, and other business services
➢	Operational support for voice, video, and data products
➢	Operational support for internal infrastructure and back-office transition
➢	Local number management and portability
➢	Field operations
➢	Order entry and provisioning
➢	Subscriber service agent call answering and training
➢	Subscriber billing and billing system management
➢	Marketing services and database support

16 See Public Interest Statement of Charter Communications, Inc. and Comcast Corporation, Comcast-to-Charter Exchange and Sale Transactions, MB Docket No. 14-57 (“Comcast-to-Charter Sale/Exchange Public Interest Statement”), Ex. A ¶ 9 (Declaration of Richard R. Dykhouse) (“Dykhouse Decl.”).

17 See id.

➢	Residential and commercial sales
➢	Licensing of trademarks and IP

This substantial support from Charter, an industry leader in deploying next-generation technology and services, will enhance SpinCo’s ability to serve as an effective provider of broadband Internet, video, and voice services.

Marketing expenditures will also be more effective because SpinCo will be able to use mass media over much of its footprint, allowing it to compete effectively with DBS providers, ILECs, and wireless providers, which all market on a national or regional basis.  A combined marketing program with Charter under the SA would further extend this market penetration.  Charter today can efficiently use mass media in approximately 50 percent of its footprint.  Because of the geographic proximity of SpinCo’s systems to Charter’s systems and the financial incentives for the two companies to work cooperatively, Charter anticipates that it and SpinCo will be able to cooperate to use mass media in over 95 percent of their footprints.  The coordination with Charter thus is expected to expand SpinCo’s marketing capabilities and enhance its ability to compete.

2.             SpinCo Will Have Sufficient Scale to Compete.

SpinCo’s scale, within the confines of its geographic footprint, also will be an important driver of public interest benefits.  Economies of scale allow cable companies to invest in their systems and services and to improve customer service.18  Standing alone, SpinCo will serve nearly 2.5 million video customers, placing it among the largest cable providers and the top 10

18 Applications and Public Interest Statement of Comcast Corporation and Time Warner Cable Inc., MB Docket No. 14-57 (Apr. 8, 2014) (“Comcast-TWC Statement”), Ex. 5 ¶ 10 (Declaration of Dr. Gregory L. Rosston & Dr. Michael D. Topper) (“Rosston/Topper Decl.”) (noting that “[s]cale can make the difference between investing in a new product or service and not investing, and scale can accelerate the introduction of products, services, and network and equipment enhancements.”).

MVPDs in the country and providing the scale necessary to ensure delivery of competitive video, broadband Internet, and voice services.  This scale in itself is enough to enable SpinCo to compete and provide the incentive to invest in service improvements, new technologies, and high-quality customer care.19  While the divestiture from Comcast necessarily means losing Comcast’s larger scale, SpinCo will have enough presence and reach in the regions it serves—either independently, or in connection with Charter under the SA—to foster innovation and fuel competition.

B.	SpinCo Customers Will Benefit As A Result.

The economic efficiencies SpinCo will realize from its geographic rationalization and scale, as well as the significant support it may receive through its SA with Charter, will in turn yield substantial benefits for residential and business customers.

First, as a result of the SA, SpinCo customers will have the opportunity to benefit from Charter’s industry-leading broadband products and services.  SpinCo will have the ability to adopt the strategies and technologies Charter has been finding successful in, or developing for, its markets.  For example, Charter consistently ranks among the top ISPs for the speeds it delivers,20 and, by the end of 2014, it will have increased its base residential broadband downstream speed offering from 30 Mbps to either 60 Mbps or 100 Mbps for 94 percent of

19 See Insight-TWC Order, 27 FCC Rcd at 507–08 ¶ 23.

20 See Ookla, Charter Communications Broadband performance, http://www.speedtest.net/isp/charter-communications#chart=download (last visited June 3, 2014); FCC, Office of Eng’g & Tech. & Consumer & Governmental Affairs Bureau, A Report on Consumer Wireline Broadband Performance in the U.S. (Feb. 2013), available at http://www.fcc.gov/measuring-broadband-america/2013/February; see also Netflix, USA ISP Speed Index Results Graph, November 2012–April 2014, http://ispspeedindex.netflix.com/results/usa/graph?field_date_value%5Bmin%5D%5Byear%5D=2013&field_date_value%5Bmin%5D%5Bmonth%5D=1&field_date_value%5Bmax%5D%5Byear%5D=2014&field_date_value%5Bmax%5D%5Bmonth%5D=5&=Apply (last visited June 3, 2014).

homes passed, for no additional fee.21  Similarly, Charter Business already has increased its “Essentials30” and “Pro50” customers to 60 Mbps and 80 Mbps, respectively, also at no extra cost.22  Charter recently received recognition for offering the fastest in-home Wi-Fi service among its competitors, and it is now extending this capability by launching a next-generation 802.11AC-based router this month.23

Second, with geographically aligned cable systems serving a large customer base, and with opportunities to leverage Charter’s scope and scale, SpinCo can compete aggressively on price and quality in the highly competitive market for advanced video services.  Charter continuously invests in improving its video services, today offering consumers over ten thousand VOD content options, hundreds of HD channels (including the most HD in many markets), the company’s unique HD Auto Tune function,24 and the free Charter TV App, which allows customers to watch over 130 live TV channels on their mobile devices.25  Additionally, Charter recently began market trials on a new cloud-based user interface (“Sky UI”), which uses state-of-the-art technology to create a two-way interactive, customizable user experience.26  Charter

21 Dykhouse Decl. ¶ 18.

22 Id.; Press Release, Charter Communications, Charter Begins Kicking Up Speeds to Kick Off 2014 (Jan. 6, 2014), available at http://phx.corporate-ir.net/phoenix.zhtml?c=112298&p=irol-newsArticle&ID=1888126&highlight=.

23 Dykhouse Decl. ¶ 19; Press Release, Charter Communications, Charter Announces Launch of 802.11ac WiFi router - Capable of Providing the Fastest WiFi (Apr. 17, 2014) available at http://phx.corporate-ir.net/phoenix.zhtml?c=112298&p=irol-newsArticle&ID=1919748&highlight=.

24 HD Auto Tune automatically tunes customers with HD receivers to the HD version of the channel requested.  See Dykhouse Decl. ¶ 14; see also Charter Communications, HD Auto Tune, http://www.myaccount.charter.com/customers/support.aspx?supportarticleid=3342.

25 See Dykhouse Decl. ¶ 14; Press Release, Charter Communications, Charter Announces Launch of Charter TV App (Apr. 8, 2014); Charter Communications, Inc., Annual Report (Form 10-K), at 5 (Feb. 21, 2014).

26 See Dykhouse Decl. ¶ 15.

expects to make these same features, innovations, and products available to SpinCo for deployment to its customers.

Third, SpinCo’s footprint and scale will also make it a strong competitor to regional ILECs, which have long dominated the market for voice services.  SpinCo will provide voice services using VoIP technology within its service areas, stepping into the shoes of Comcast as a key competitor in those markets.  SpinCo also will have the ability to leverage Charter’s high-quality, advanced voice service offerings.

Fourth, business customers in SpinCo’s footprint, including Metro Ethernet customers and wireless carriers seeking competitive backhaul alternatives, will benefit from SpinCo’s and Charter’s strategically aligned regional scope and scale.  Lack of scale and geographic scope have traditionally complicated efforts by cable providers to compete with incumbents for small to mid-sized businesses, as well as regional and super-regional businesses.27  To serve larger business customers with multiple sites across a given geographic region effectively, business service providers typically must have a correspondingly broad regional footprint, and one without significant gaps in coverage areas.28  The SpinCo transaction addresses this particular issue by carving out a sufficiently contiguous footprint and including within it areas in and/or

27 See Insight-TWC Order, 27 FCC Rcd at 508 ¶ 24; see also id. at 507–08 (“In particular, the proposed transaction likely will provide benefits to residential and business customers through the combined companies’ increased ability to compete with the incumbent LEC in the provision of voice service and service bundles . . . .  We agree that TWC’s scale and scope suggests that it could be a stronger competitor to the incumbent telephone provider in Insight’s service territory, thereby resulting in benefits for consumers.”); Adelphia Order, 21 FCC Rcd at 8320 ¶ 276 (“As for the deployment of telephony service, we reiterate the Commission’s previous findings that clustering could better position cable operators as potential providers of the service . . . .  [T]o the extent that the transactions, through clustering or through the proposed upgrades and deployment schedules, result in the addition of competitive, facilities-based telephony service in Adelphia service areas or to unserved areas where Applicants currently operate cable systems, we find that consumers could benefit.”).

28 See Comcast-TWC Statement at 91; id. at Ex. 4 ¶¶ 35–36 (Decl. of Michael J. Angelakis).

around the major Midwestern business hubs of Detroit, Minneapolis/St. Paul, Indianapolis, and Grand Rapids.  Furthermore, because SpinCo’s systems will largely be adjacent to Charter’s, the two companies will have the ability and incentive to work together in offering high-quality services to regional and super-regional businesses and wireless carriers across a broader geographic footprint, thereby positioning them to compete with ILECs.

The company’s scale and scope also will facilitate infrastructure investment by SpinCo to bring more locations on network with fiber connections, increasing the attractiveness of these business services offerings, especially to regional and super-regional companies with multiple business sites and to wireless carriers with backhaul needs across a broad geographic area.  Such investment in business solutions for larger, regional businesses will benefit smaller local businesses, as well as residential customers, in the form of improved overall network performance and product innovations.29

Finally, advertisers will benefit.  SpinCo will have opportunities to adopt Charter’s next-generation advertising technology and take advantage of Charter’s extensive local advertising experience.  SpinCo’s and Charter’s geographically aligned footprints will create opportunities for advertising customers to address broader regional audiences on multiple screens, including mobile devices,30 and across multiple platforms, including video on demand and online.31  Greater scale and a larger, rationalized footprint also will improve the business case for SpinCo’s investment in developing more advanced advertising services, such as addressable advertising and dynamic ad insertion for VOD, providing advertisers with more cost-effective methods of

29 See Comcast-TWC Statement at 99.

30 See Charter Media, Advertising Platforms, http://www.chartermedia.com/advertising-platforms (last visited June 3, 2014) (presenting mobile marketing opportunities).

31 See id. (presenting advertising opportunities through Charter OnDemand and on Charter.net).

reaching targeted audiences.  And, as Comcast and TWC explain, greater investment in and development of these advanced advertising technologies will also benefit consumers, who will receive advertisements and offers more relevant to them.32

*           *           *

Cable companies have attempted for years to partner in delivering services to residents and businesses with only marginal success, given the inherent difficulties in managing partnerships, aligning incentives, coordinating investment and delivery, and overcoming geographic and technological hurdles.33  By contrast, the SpinCo transaction is structured to substantially mitigate these “transactional frictions.”  A substantial equity investment in SpinCo and an SA tying Charter’s compensation from that agreement directly to SpinCo’s revenues create strong financial incentives for Charter to work for SpinCo’s success and for SpinCo to use Charter’s services.  Their regional proximity also aligns many incentives and makes joint efforts easier and more productive.  These factors will facilitate the kind of cooperation that proves challenging for wholly unrelated or geographically disparate companies.  As discussed above, the resulting relationship contributes to SpinCo’s ability to provide significant benefits to customers.

V.	THE SPINCO TRANSACTION IS PRO-COMPETITIVE AND WILL CREATE NO PUBLIC INTEREST HARMS.

Nothing about the transaction will reduce competition or create new competitive harms.

32 See Comcast-TWC Statement at 105–06.

33 See Rosston/Topper Decl. ¶¶ 73, 74, 79.

A.	There Is No Threat Of Competitive Harm Arising From Any Horizontal Elements Of The Transaction.

The SpinCo transaction will create no horizontal harms.  As an initial matter, the SpinCo transaction is a divestiture34 that involves no horizontal concentration.35  Indeed, as a new, publicly traded cable provider with geographically focused service, SpinCo will have the incentive to compete aggressively in the relevant markets—thus potentially increasing competition with ILECs, other telco video providers, and national DBS providers, as discussed above.  Certainly the transaction does not remove competition, since it simply replaces Comcast with SpinCo in the relevant markets, thus maintaining exactly the same number of competitors as exist today in those markets.  At the same time, the SpinCo and other Charter transactions will make good on Comcast’s offer to divest three million (and more) customers, thus foreclosing any

34 The Commission has recognized the generally pro-competitive effects of divestiture and, indeed, has frequently required divestiture to remedy any anticompetitive effects of a proposed transaction.  See, e.g., In re Implementation of Section 6002(B) of the Omnibus Budget Reconciliation Act of 1993, Annual Report and Analysis of Competitive Market Conditions with Respect to Mobile Wireless, Including Commercial Mobile Services, Sixteenth Report, 28 FCC Rcd 3700, 3762, ¶ 69 (2013) (“In markets where the entities [facilities-based providers] were significant competitors, the Commission may have required divestitures in specified markets as conditions of the transaction in order to prevent competitive harm”); In re Applications of Cricket License Co., LLC et al., Leap Wireless Int’l, Inc., and  AT&T Inc. for Consent To Transfer Control of Authorizations Application of Cricket License Co., LLC and Leap Licenseco Inc. for Consent to Assignment of Authorization, WT Docket No. 13-193, DA 14-349, ¶ 159 (FCC Mar. 13, 2014) (noting that “the commitments providing for spectrum divestitures . . . will ameliorate the potential harms and ensure public interest benefits in those markets”); id. ¶ 163 (concluding that voluntary spectrum divestitures “will mitigate competitive harm”); Cellco Order, 23 FCC Rcd at 17,518 ¶ 162 (declining to impose conditions regarding potential acquirer of divested assets and noting that, “to provide greater assurance that the buyer will be an effective competitor, DOJ is requiring that certain groups of CMAs be divested to a single purchaser”).

35 Neither the SA nor Charter’s financial interest in SpinCo creates a horizontal concentration issue since Charter does not control SpinCo and the two companies have minimal geographic overlap.  The overlap for residential and business customers on a zip+4 basis will be only approximately 0.05 percent following the SpinCo transaction, and it is quite possible that Charter and SpinCo will not even provide overlapping services (as opposed to just operating facilities within the same zip+4 area).  The Commission has previously concluded that such de minimis overlap does not present any competitive concerns.  See Insight-TWC Order, 27 FCC Rcd at 504–05 ¶ 17 (“Because the area in which [the parties] currently compete for residential telephone customers is extremely limited, . . . the proposed transaction does not present a significant reduction in competition relative to what exists today.”).

argument that Comcast’s nationwide share of MVPD subscribers following the Comcast-TWC transaction should raise concerns.  Charter’s involvement with SpinCo likewise presents no additional competitive concerns.  In fact, as explained above, it makes both Charter and SpinCo stronger competitors and potentially increases competition.

Nor will the market for video programming face competitive harms.  The Commission has concluded that the relevant geographic market for video programming is national or regional in scope.  After the close of the SpinCo and other divestiture transactions, Charter will—assuming SpinCo avails itself of Charter’s programming negotiation services—purchase programming on behalf of systems serving fewer than 9 percent of total MVPD subscribers in the United States.  And like other cable companies, SpinCo will face the programming demands of its MVPD subscribers—and the threat of losing subscribers to competitors should it fail to carry their preferred programming.  In addition to the two DBS providers, AT&T, Frontier, CenturyLink, and WOW, for example, compete as video providers in various areas throughout SpinCo’s footprint, with OVDs offering still other video options.  Therefore, competition for video programming will remain equally robust within regional markets as well.

B.	The SpinCo Transaction Entails No Additional Vertical Integration.

While the SpinCo divestiture is designed to mitigate any theoretical vertical integration concerns raised in connection with the Comcast-TWC transaction, it also does not create any new vertical integration concerns.  SpinCo will not own any national video programming services and, while a limited amount of programming may become attributable to SpinCo36 (and SpinCo will own two small local cable networks operated by the systems spun off from Comcast), the net effect of the transaction will be to substantially decrease vertical programming

36 See, e.g., 47 C.F.R. 76.100 (identifying cognizable attributable interests).

integration in the marketplace, since Comcast will not control or have an attributable interest in SpinCo.37

VI.	THE SPINCO TRANSACTION IS FULLY CONSISTENT WITH THE COMMUNICATIONS ACT AND THE COMMISSION’S RULES.

The SpinCo transaction will not implicate the Commission’s radio/television cross-ownership rule, the local TV duopoly rule, the national TV broadcast audience cap, or the newspaper/broadcast cross-ownership prohibition.  Nor will these transactions implicate the cable/BRS or cable/SMATV cross-ownership restrictions, or the LEC buyout restriction.  SpinCo will comply with the channel occupancy rules and with all other Commission rules.

VII.           PROCEDURAL MATTERS

The Parties request that the Commission review the Comcast-TWC transaction and the divestiture transactions contemporaneously by, among other things, establishing a single pleading cycle for these transactions and granting its approvals for all of the transactions simultaneously.

Given the ongoing regulatory activity of the Parties and their subsidiaries, including the possible need for those entities to file license applications with the Commission during the pendency of the Commission’s review of the proposed transactions, the Parties request that the Commission’s grant of approval of the transactions include, as appropriate:  (1) any licenses and/or authorizations issued to the Parties or any of their subsidiaries or affiliates during the Commission’s review of the instant applications and the period required for the consummation of the proposed transactions following approval; and (2) applications filed by the Parties or their

37 See Adelphia Order, 21 FCC Rcd at 8256 ¶ 116 (finding that competitive “harms are not likely to arise with respect to affiliated national or non-sports regional programming, or unaffiliated programming”); id. at 8279 ¶¶ 167–169 (addressing national and non-sports regional programming); id. at 8281–84 ¶¶ 173–179 (addressing access to unaffiliated programming).

subsidiaries or affiliates that are pending at the time of the consummation of the proposed transactions.  Such action would be fully consistent with prior decisions of the Commission.38

VIII.	CONCLUSION

For the foregoing reasons, the Commission should grant these applications, which serve the public interest.

June 4, 2014

38 See, e.g., Comcast-NBCUniversal Order, 26 FCC Rcd at 4354 ¶ 291; Adelphia Order, 21 FCC Rcd at 8332 ¶ 312; AT&T-MediaOne Order, 15 FCC Rcd at 9896 ¶ 185; Comcast-AT&T Broadband Order, 17 FCC Rcd at 23,330–31 ¶ 224.

EXHIBIT A

Executive Biographies for Named Members of SpinCo’s Board of Directors1

•
Rick D’Avino joined General Atlantic in 2014 and works closely with the Resources Group, investment teams and portfolio companies on all matters related to taxes.  Mr. D’Avino served as Vice President and Senior Tax Counsel of the General Electric Company from 1991 through 2013.  He was on the Boards of Directors of GE Capital Corporation and GE Capital Services, and of GE SeaCo, a joint venture between GE and Sea Containers Ltd.  Prior to GE, Mr. D’Avino was a tax partner at King & Spalding, and served as an Attorney-Advisor and the Deputy Tax Legislative Counsel in the U.S. Treasury Department.

•
James Chiddix has spent a career of 35 years in the cable industry, including senior roles at both major service providers and equipment suppliers.  He was the Chairman and Chief Executive Officer of OpenTV Corporation prior to his retirement in 2007, having served in this position from March 2004 until April 2007.  From 2007 to 2009, he served as the Vice-Chairman of the Board of OpenTV.  Prior to 2004, his previous roles included President at MystroTV (a division of Time Warner) and Chief Technology Officer and Senior Vice President, Engineering and Technology at Time Warner Cable.  Mr. Chiddix has served as a director of Arris Group, Inc. since July 2009, and of Magnum Semiconductor Inc. since October 2010.  Mr. Chiddix previously served on the boards of Virgin Media Inc., Symmetricom Inc., Dycom Industries Inc., and Vyyo Inc.  Mr. Chiddix attended the School of Electrical Engineering at Cornell University.

•
Gregory L. Doody became Senior Vice President, Business Affairs for Vineyard Brands in January 2014.  He previously served as Executive Vice President, Programming and Legal Affairs for Charter Communications, a position to which he was appointed in January 2011 after having previously served as Executive Vice President and General Counsel since December 1, 2009.  He also served as Charter’s Chief Restructuring Officer and Senior Counsel in connection with its Chapter 11 proceedings after being appointed on March 25, 2009.  Prior to coming to work for Charter, Mr. Doody served as Executive Vice President, General Counsel, and Secretary of Calpine Corporation from July 2006 through August 2008.  From July 2003 through July 2006, Mr. Doody held various positions at HealthSouth Corporation, including Executive Vice President, General Counsel, and Secretary.  Mr. Doody served as an executive officer of Charter during the pendency of its Chapter 11 cases in 2009.  Mr. Doody earned a J.D. degree from Emory University School of Law and received a bachelor’s degree in management from Tulane University.  Mr. Doody is a certified public accountant.

•
Dennis S. Hersch is President of N.A. Property, Inc., through which he acts as a business advisor to Mr. and Mrs. Wexner, and has done so since February 2008.  He also serves as a trustee of several trusts established by Mr. and Mrs. Wexner.  He was a Managing Director of J.P. Morgan Securities Inc., an investment bank, from December 2005 through January 2008, where he served as the Global Chairman of its Mergers & Acquisitions Department.  Mr. Hersch was a partner of Davis Polk & Wardwell LLP, a New York law firm, from 1978

1 One additional director to the SpinCo board will be named at a later date.

until December 2005.  Mr. Hersch has served as a director at Sprout Foods, Inc., a producer of organic baby food, since 2009.  Mr. Hersch also served as a director of NBCUniversal Enterprise, Inc., a subsidiary of Comcast Corporation from 2013 to May 2014, and Clearwire Corporation, a wireless, high-speed Internet service provider, from November 2008 to 2013.

•
Wendell F. Holland served as Chairman of the Pennsylvania Public Utilities Commission and as Treasurer of the National Association of Regulatory Utility Commissioners (NARUC), in addition to serving on NARUC’s Executive Committee, its Board of Directors, and as Chairman of its Audit and Investment committees.  He is an attorney in private practice.  Mr. Holland has organized and participated in several international programs relating to regulatory reform and energy sustainability.  He has represented clients and advised governments on utility matters in more than 25 countries.  Between his terms as PUC Chairman, Mr. Holland was Of Counsel at Obermayer Rebmann Maxwell & Hippel LLP from 1999 to 2003; Vice President of American Water Works Company from 1996 to 1999, and a Partner at Leboeuf Lamb Greene and Macrae LLP from 1993 to 1995, and at Saul Ewing LLP  from 2009 to 2013.  Mr. Holland holds a B.S. from Fordham University and a J.D. from the Rutgers University School of Law, Camden.

•
Gregory Maffei is the President and CEO and a director of Liberty Media Corporation and Liberty Interactive Corporation.  Liberty Media owns interests in a broad range of media, communications and entertainment businesses, including SiriusXM, Charter Communications, Live Nation Entertainment and the Atlanta Braves.  Liberty Interactive has interests in digital commerce businesses, including TripAdvisor, QVC, Provide Commerce, Backcountry.com, Bodybuilding.com, CommerceHub, BuySeasons, Evite, Expedia, Tree.com, Interval Leisure Group, and HSN.  Liberty’s stocks have significantly outperformed the major stock indices and comparable companies under his tenure.  Mr. Maffei also serves as Chairman of the Liberty-related companies Live Nation Entertainment, SiriusXM, Starz and TripAdvisor, and as a director of Charter Communications and Zillow.  Prior to his joining Liberty in 2005, Mr. Maffei served as President and CFO of Oracle, Chairman, President and CEO of 360networks, CFO of Microsoft and Chairman of the Board of Expedia.  Additionally, he has served as a director of Barnes & Noble, Citrix, DIRECTV, Dorling Kindersley, Electronic Arts and Starbucks Coffee.  He has an MBA from Harvard Business School, where he was a Baker Scholar, and an AB from Dartmouth College.

•
Thomas M. Rutledge was appointed as a director and President and Chief Executive Officer of Charter Communications effective on February 13, 2012.  A 34 year cable industry veteran, Mr. Rutledge served as Chief Operating Officer of Cablevision from April 2004 until December 2011 and previously served as president of Time Warner Cable.  He began his career in 1977 at American Television and Communications (“ATC”), a predecessor company of Time Warner Cable.  Mr. Rutledge currently serves on the board of the National Cable and Telecommunications Association (“NCTA”).  He served as Chairman of the NCTA from 2008 to 2010 and currently serves on the boards of CableLabs, C-SPAN, and the Cable & Telecommunications Association for Marketing (“CTAM”) Educational Foundation.  In 2011, Mr. Rutledge received NCTA’s Vanguard Award for Distinguished Leadership, the cable industry’s highest honor.  He is a member of the Cable Hall of Fame and was inducted into the Broadcasting and Cable Hall of Fame in 2011.  He received a B.A. in economics from California University in California, Pennsylvania in 1977.

•
Christopher L. Winfrey joined Charter Communications as Executive Vice President and Chief Financial Officer on November 1, 2010.  Mr. Winfrey is responsible for all of Charter’s financial functions, including accounting, financial planning and analysis, tax and treasury, mergers and acquisitions, capital structure activities, and investor relations.  He also directs Charter’s supply chain management, facilities, revenue assurance, and business intelligence teams.  Prior to joining Charter, Mr. Winfrey served as Chief Financial Officer and Managing Director of Unitymedia GmbH, Germany’s second-largest provider of media and communications services via broadband cable, from March 2006 through October 2010.  Mr. Winfrey was also appointed Managing Director of Unitymedia Management GmbH, Unitymedia Hessen Verwaltung GmbH, and Unitymedia NRW GmbH in March 2006 and arena Sport Rechte und Marketing GmbH in April 2008.  He has held leadership and finance positions with Cablecom and NTL Europe, assuming a key role in the operational turnaround, triple-play services rollout, and capital markets development at these companies over the last decade.  Mr. Winfrey graduated from the University of Florida, with a B.S. degree in Accounting.  He also received his M.B.A. from the University of Florida.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on May 23, 2014, Comcast filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the

SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.